BB

06003871

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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MK 3/9

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66704

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KIPP REESE KOLDYKE SECURITIES, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 WEST WACKER DRIVE, SUITE 1720
(No. and Street)

CHICAGO (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BARRY A. CRAIG (312) 334-8800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 21 2006
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MILLER, COOPER & CO., LTD.
(Name – *if individual, state last, first, middle name*)

650 DUNDEE ROAD, SUITE 250 (Address) NORTHBROOK (City) IL (State) 60062-2767 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2006
WASH, D.C.
160

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OM 4/20

OATH OR AFFIRMATION

I, BARRY A. CRAIG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KIPP REESE KOLDYKE SECURITIES, L.L.C., as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
KIMBERLY A. DeMONICA
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 9/14/2009

Signature

EXECUTIVE REPRESENTATIVE
Title

Kimberly A. DeMonica
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition.~~ CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

MILLER
COOPER
& Co., Ltd

ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

The Member of
Kipp Reese Koldyke Securities, L.L.C.

We have audited the accompanying statement of financial condition of Kipp Reese Koldyke Securities, L.L.C. as of December 31, 2005, and the related statements of operations, member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Kipp Reese Koldyke Securities, L.L.C. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 12 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MILLER, COOPER & CO., LTD.

Miller, Cooper & Co., Ltd
Certified Public Accountants

Northbrook, Illinois
January 25, 2006

650 DUNDEE ROAD, SUITE 250 • NORTHBROOK, IL 60062-2767

FINANCIAL STATEMENTS

Kipp Reese Koldyke Securities, L.L.C.
STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

Cash and cash equivalents	$	46,873
Commissions receivable, net of related allowance of $250,000		57,617
Prepaid expenses		3,500
Deposits		40,036
Property and equipment, net of accumulated depreciation of $10,806		75,915
Total assets	$	223,941

LIABILITIES AND MEMBER'S CAPITAL

Accounts payable and accrued expenses	$	14,571
Deferred rent		13,300
Member's capital		196,070
	$	223,941

The accompanying notes are an integral part of this statement.

Kipp Reese Koldyke Securities, L.L.C.

STATEMENT OF OPERATIONS

For the year ended December 31, 2005

Revenues		
Commissions	$	632,778
Expenses		
Payroll and related expenses		421,946
Bad debt expense		250,000
Deal expenses		59,643
Depreciation expense		10,806
Information services		12,927
Insurance expense		72,538
Moving expense		10,800
Rent		85,266
Professional fees		66,409
Telephone		21,316
Other operating expenses		90,900
		1,102,551
NET LOSS	$	(469,773)

The accompanying notes are an integral part of this statement.

Kipp Reese Koldyke Securities, L.L.C.
STATEMENT OF MEMBER'S CAPITAL
For the year ended December 31, 2005

Member's capital, beginning of year	$	41,767
Contributions from member		624,076
Net loss for the year		(469,773)
Member's capital, end of year	$	196,070

The accompanying notes are an integral part of this statement.

Kipp Reese Koldyke Securities, L.L.C.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2005

Cash flows from operating activities		
Net loss	$	(469,773)
Adjustments to reconcile net loss to net cash used in operations		
Depreciation		10,806
Bad debt expense		250,000
Increase in assets		
Commissions receivable		(307,617)
Prepaid expenses		(3,500)
Deposits		(39,126)
Increase in liabilities		
Accounts payable and accrued expenses		10,706
Deferred rent		13,300
Net cash used in operating activities		(535,204)
Cash flows from investing activities		
Purchases of property and equipment		(86,721)
Net cash used in investing activities		(86,721)
Cash flows from financing activities		
Contributions from member		624,076
Net cash provided by financing activities		624,076
NET INCREASE IN CASH AND CASH EQUIVALENTS		2,151
Cash and cash equivalents, beginning of year		44,722
Cash and cash equivalents, end of year	$	46,873

The accompanying notes are an integral part of this statement.

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Nature of Operations

Kipp Reese Koldyke Securities, L.L.C. (Company), formerly known as Kipp Reese Capital Markets, L.L.C., is a private investment and financial advisory firm focused on consumer-driven businesses operating in the lower end of the middle market. The Company provides exclusive sale or divestiture advisory transactions, retained "buy-side" acquisition transactions, private placement of senior and junior capital securities, and fairness opinions and other valuation services.

On April 11, 2005, the Company's application for membership in the National Association of Securities Dealers, Inc. (NASD) was approved, at which time the Company also became registered as a broker-dealer in securities with the Securities and Exchange Commission (SEC).

2. Revenue Recognition

The Company recognizes revenue as it is earned, based on its contractual agreements with its clients and the closings of transactions.

3. Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

4. Commissions Receivable

Commissions receivable consist of expense reimbursements and commissions due under contractual agreements with clients. Management reviews commissions receivable on a monthly basis to determine if any receivables will potentially be uncollectible. Commissions receivable balances that are determined to be uncollectible are included in the overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. No interest or penalties are charged on delinquent balances.

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

5. Property and Equipment

   Property and equipment, consisting mainly of office equipment and furniture, are recorded at cost and depreciated over a period of 3 to 7 years.

6. Income Taxes

   The Company, by virtue of the consent of its member, has elected to operate as a Limited Liability Company. Accordingly, operating net income is specifically allocated and taxed to the individual members. An income tax provision has not been recorded in these financial statements.

7. Use of Estimates

   In preparing financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - MINIMUM CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2005, the Company had net capital of $35,399, which was $30,399 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.79 to 1.

NOTE C - LEASE COMMITMENTS AND DEFERRED RENT

The Company has entered into noncancellable operating leases for its office space. The leases require monthly payments ranging from $3,649 to $11,983, expiring on various dates through February 2009. Total rent expense for operating leases for the year ended December 31, 2005 was $85,266.

The Company has subleased a portion of its office space to another company under a noncancellable agreement which expires on February 28, 2007, and requires annual rentals of $28,626.

NOTE C - LEASE COMMITMENTS AND DEFERRED RENT (Continued)

Future minimum lease payments under these leases as of December 31, 2005 are as follows:

2006	$	156,160
2007		179,745
2008		106,243
2009		7,747
	$	449,895

One of the operating leases requires escalating rent payments over the life of the lease. Accounting principles generally accepted in the United States of America require rent expense to be recognized evenly over the lease life. During the initial years of the lease, this results in recognizing more rent expense than cash payments made. At each respective year-end, the excess of future payments of rent over future rent expense to be recognized is recorded as a liability on the statement of financial condition. The excess rent expense recognized over rent payments made was $13,300 in 2005 and, accordingly, has cumulatively reduced income and decreased member's capital by this amount.

SUPPLEMENTAL INFORMATION

Kipp Reese Koldyke Securities, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2005

Total assets	$	223,941
Less nonallowable assets		160,671
Adjusted current assets		63,270
Total liabilities		27,871
Net capital		35,399
Minimum adjusted net capital [greater of 6 2/3 % of aggregate indebtedness ($27,871) or $5,000]		5,000
Net surplus	$	30,399
Aggregate indebtedness:		
Accounts payable and accrued expenses	$	14,571
Deferred rent		13,300
	$	27,871
Ratio:		
Aggregate indebtedness to net capital		0.79 to 1

There are no differences between the net capital computed above and the net capital as computed by the Company and filed on Part IIA of the December 2005 FOCUS Report.

MILLER
COOPER
& Co., Ltd

ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

The Member of
Kipp Reese Koldyke Securities, L.L.C.

In planning and performing our audit of the financial statements and supplemental schedule of Kipp Reese Koldyke Securities, L.L.C. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Kipp Reese Koldyke Securities, L.L.C. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

650 DUNDEE ROAD, SUITE 250 • NORTHBROOK, IL 60062-2767

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation my deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Kipp Reese Koldyke Securities, L.L.C. for the year ended December 31, 2005, and this report does not affect our report thereon dated January 25, 2006.

Kipp Reese Koldyke Securities L.L.C. was in violation of its net capital requirements for one month during the year. The Company was able to remedy the violation the next day. We note that, as of December 31, 2005, the Company is in compliance with the net capital requirements (Rule 15c3-1) of the SEC. We noted no additional matters involving internal control that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the informational use of management, the Member, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

MILLER, COOPER & CO., LTD.

Miller, Cooper & Co., Ltd.

Certified Public Accountants

Northbrook, Illinois
January 25, 2006